SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
iBASIS, INC.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
450732201

(CUSIP Number)
Michel Hoekstra
Koninklijke KPN N.V.
Maanplein 55
2516 CK, The Hague, The Netherlands
+31 70 446 2093
Copy to:
Mark I. Greene, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza, 825 Eighth Avenue
New York, New York 10019
(212) 474-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 23, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
(Page 1 of 9 Pages)

CUSIP No.	450732201

1	NAMES OF REPORTING PERSONS Koninklijke KPN N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Netherlands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,121,074

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		40,121,074

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,121,074

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	56.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	450732201

1	NAMES OF REPORTING PERSONS KPN B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, BK, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Netherlands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,121,074

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		40,121,074

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,121,074

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	56.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	450732201

1	NAMES OF REPORTING PERSONS Celtic ICS Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, BK, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

     This Amendment No. 4 to Schedule 13D amends and supplements the statement on Schedule 13D filed by Koninklijke KPN N.V. (“KPN”), KPN B.V. (formerly KPN Telecom B.V.) (“KPN B.V.”) and Celtic ICS Inc. (“Merger Sub”) with the Securities and Exchange Commission (the “SEC”) on June 29, 2006, as such schedule was amended and restated on October 11, 2007 and amended and supplemented on July 13, 2009 and October 5, 2009 (the “Existing Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of iBasis, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 20 Second Avenue, Burlington, Massachusetts 01803.
     Items 3, 4, 5, 6 and 7 of the Existing Schedule 13D are hereby amended as follows below. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Existing Schedule 13D.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 is hereby amended, in pertinent part, by the following:
     KPN, KPN B.V. and Merger Sub estimate that approximately $93.3 million in cash will be required to consummate the transactions in connection with the Offer. KPN will obtain these funds from cash on hand and/or borrowings under the Credit Facility. KPN will make such funds available as necessary to KPN B.V. and Merger Sub.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 is hereby amended, in pertinent part, by the following:
     On November 23, 2009, KPN, KPN B.V., Merger Sub and the Issuer entered into a Settlement Agreement (“Settlement Agreement”) pursuant to which, among other things, KPN B.V. agreed to amend the Offer to increase the offer price to $3.00 per share of Common Stock and KPN, KPN B.V. and Merger Sub filed Amendment No. 8 (the “Eighth TO Amendment”) to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO with the SEC on July 28, 2009, as amended and supplemented from time to time. The Offer remains subject to the condition that, among other things, a majority of the shares outstanding, excluding shares owned by KPN B.V., KPN or their respective affiliates (including Merger Sub) or the directors or officers of KPN B.V., KPN, Merger Sub or the Issuer, are validly tendered and not withdrawn prior to the expiration of the Offer. If KPN owns, directly or indirectly, at least 90% of the outstanding shares upon consummation of the Offer, KPN B.V. will promptly consummate a second-step merger in which all remaining public stockholders will, without the need for further action by any public stockholder, receive $3.00 per share for their shares (subject to appraisal rights for those stockholders that properly perfect and exercise such rights under Delaware law). The Settlement Agreement is attached hereto as Exhibit A and is incorporated herein by reference.
     The Settlement Agreement provides that, on the Acceptance Date, the Issuer shall obtain the resignation of its current directors (other than KPN B.V.’s designees) and take all other action necessary to cause KPN B.V.’s designees to be elected or appointed to the Issuer’s board.
      In connection with the Settlement Agreement, at the request of KPN B.V., Ofer Gneezy and Gordon VanderBrug each have delivered to KPN B.V. letters of resignation agreeing that, effective immediately upon the acceptance of Shares by KPN B.V. on the Acceptance Date, such person shall resign in his capacity as a member of the Company’s board of directors and in all other capacities in which he is employed by the Company.
     The Settlement Agreement further provides that, upon consummation of the Offer, the Issuer’s board will amend the Issuer’s bylaws to remove Section 3.2 of the bylaws (which relates to certain special director nomination provisions). In addition, the Issuer’s board will amend Section 8.1 of the Issuer’s bylaws to provide that, during the Control Period, bylaw amendments by the Issuer’s board may be effected by resolution of the board and will not require the separate approval of a majority of the non-KPN directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 is hereby amended and restated in its entirety as follows:
     (a) According to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, there were 71,229,578 shares of Common Stock outstanding as of October 31, 2009. KPN B.V. is the beneficial owner of 40,121,074 shares of Common Stock, or 56.3% of the Common Stock outstanding as of October 31, 2009. KPN, as the owner of 100% of the capital stock of KPN B.V., may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by KPN B.V. Merger Sub does not beneficially own any shares of Common Stock as of the date of this filing.
     To the knowledge of KPN, KPN B.V. and Merger Sub, no executive officer or director named on Schedule A attached hereto beneficially owns any shares of Common Stock.
     (b) KPN B.V. and KPN have the shared power to vote or direct the vote, and the shared power to dispose or to direct the disposition, of the shares of Common Stock described herein.
     (c) None of KPN, KPN B.V., Merger Sub or any executive officer or director named on Schedule A attached hereto has effected any transaction in the Common Stock during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 is hereby amended, in pertinent part, by the following:
The response to Item 4 of this Schedule 13D is incorporated herein by reference.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Item 7 is hereby amended to include the following:

Exhibit A	Settlement Agreement dated as of November 23, 2009, among KPN, KPN B.V., Merger Sub and the Issuer.

SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify, as of November 23, 2009, that the information set forth in this statement is true, complete and correct.

KONINKLIJKE KPN N.V.,
by	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Corporate Legal Officer & Attorney-in-Fact

KPN B.V., by: KONINKLIJKE KPN N.V., its sole director

by	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Corporate Legal Officer & Attorney-in-Fact

CELTIC ICS INC.,
by	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Secretary

The Joint Filing Agreement dated July 13, 2009 by and among KPN, KPN B.V. and Merger Sub and the Power of Attorney executed by A.J. Scheepbouwer, a duly authorized officer of KPN, authorizing each of Eric Hageman, Michel Hoekstra and Daniel Braat to sign and file this Amendment, which were filed as Exhibits A and B to Amendment No. 2 to Schedule 13D filed by KPN, KPN B.V. and Merger Sub with the SEC on July 13, 2009, are hereby incorporated by reference.

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS
     The name, position, business address and present principal occupation or employment (and the name, principal business and address of any corporation or other organization (other than Koninklijke KPN N.V., the principal business and address of which are described in Item 2 of the Schedule 13D to which this Schedule A is attached) in which such employment is conducted) of each of the executive officers and directors of Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. are set forth below. Each person identified is a Dutch citizen, with the exception of M. Bischoff, who is a citizen of Germany, D.I. Jager, who is a citizen of the United States, and S.P. Miller, who is a citizen of South Africa.
Koninklijke KPN N.V.

Present Principal
Name	Position	Occupation	Business Address
A.H.J. Risseeuw	Chairman of Supervisory Board	Retired from Getronics	Maanplein 55 2516 CK, The Hague The Netherlands

M. Bischoff	Member of Supervisory Board	Retired from DaimlerChrysler	Maanplein 55 2516 CK, The Hague The Netherlands

C.M. Colijn-Hooijmans	Member of Supervisory Board	Member of Management Board of TNO, a research organization	Schoemakerstraat 97 2600 JA Delft The Netherlands

D.I. Jager	Member of Supervisory Board	Retired from Procter & Gamble Company	Maanplein 55 2516 CK, The Hague The Netherlands

Ir M.E. van Lier Lels	Member of Supervisory Board	Former Chief Operating Officer of Schiphol Group	Maanplein 55 2516 CK, The Hague The Netherlands

J.B.M. Streppel	Member of Supervisory Board	Member of Management Board and Chief Financial Officer of Aegon N.V., a life insurance, pension and investment company	Aegon N.V. P.O. Box 202 2501 CE The Hague The Netherlands

R.J. Routs	Member of Supervisory Board	Retired from Royal Dutch Shell Plc	Maanplein 55 2516 CK, The Hague The Netherlands

D.J. Haank	Member of Supervisory Board	Chief Executive Officer of Springer Science +Business Media, a scientific and medical journal publisher	Heidelbergerplatz 3 14197 Berlin Germany

A.J. Scheepbouwer	Chief Executive Officer and Chairman of Management Board	Chief Executive Officer and Chairman of Management Board of KPN	Maanplein 55 2516 CK, The Hague The Netherlands

Present Principal
Name	Position	Occupation	Business Address
E. Blok	Member of Management Board and Managing Director Business Segment, Getronics Segment and Wholesale & Operations Segment	Member of Management Board and Managing Director Business Segment, Getronics Segment and Wholesale & Operations Segment of KPN	Maanplein 55 2516 CK, The Hague The Netherlands

S.P. Miller	Member of Management Board and Managing Director Mobile International	Member of Management Board and Managing Director Mobile International of KPN	Maanplein 55 2516 CK, The Hague The Netherlands

J.B.P. Coopmans	Member of Management Board and Managing Director Consumer Segment	Member of Management Board and Managing Director Consumer Segment of KPN	Maanplein 55 2516 CK, The Hague The Netherlands
KPN B.V.

Present Principal
Name	Position	Occupation	Business Address
Koninklijke KPN N.V.*	Director	N.A.	N.A.

*	The sole director of KPN B.V. is Koninklijke KPN N.V. The executive officers and directors of Koninklijke KPN N.V. are set forth above.
Celtic ICS Inc.

Present Principal
Name	Position	Occupation	Business Address
Eric Hageman	Director, President	Executive Vice President Finance of KPN	Maanplein 55 2516 CK, The Hague The Netherlands

Michel Hoekstra	Secretary	Legal Officer of KPN	Maanplein 55 2516 CK, The Hague The Netherlands

Marielle Vogt	Treasurer	Co-Treasurer of KPN	Maanplein 55 2516 CK, The Hague The Netherlands